Exhibit 99.1

Points.com Expands Partnership with Asia Miles Offering Members
Redeem for PayPal Currency Option

Asia Miles Members Can Now Transfer Miles into
PayPal Accounts for Use at Millions of Online Merchants

TORONTO (June 29, 2011) – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner and operator of the world’s leading travel reward program management platform, www.Points.com has expanded its relationship with Asia Miles™, Asia’s leading travel reward programme. Asia Miles members can now transfer their miles into their PayPal accounts to gain access to millions of online merchants.

This announcement furthers Asia Miles’ existing relationship with Points.com that began in 2002. Previously, Points.com provided Asia Miles members the ability to earn, exchange and redeem miles using the Points.com online marketplace.

“Flexibility with loyalty rewards is at the heart of the Points.com value proposition for our partners,” said Rob MacLean, CEO of Points International. “We saw providing members of Asia Miles with the ability to redeem their miles into their Pay Pal accounts as simply adding another layer of flexibility.”

Additional partners participating in the Points.com PayPal program include Aeroplan®, American Airlines AAdvantage® Miles and US Airways® Dividend Miles®.

“Points.com provides our 4 million members worldwide with the additional option of converting Asia Miles to Paypal accounts. We are pleased to announce this new redemption option which is yet another flexible alternative for members to use their miles,” said Paul Loo, General Manager, Asia Miles.

Points International works in partnership with all loyalty and reward programs active on Points.com. All transactions are fully sanctioned by the program operators. For more information, follow us on Twitter, @pointsadvisor, on Facebook (www.points.com/facebook), or on our blog (www.blog.points.com).

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger’s. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

About Asia Miles

Asia Miles is Asia’s leading Travel Reward Programme and has more than 400 partners worldwide in nine partner categories including: airlines, finance & insurance, hotels, telecoms, cars & transport, retail, dining & banquets, travel & leisure as well as professional services. With 20 airline partners, over 1000 destinations and more than 800 lifestyle award items available for redemption, Asia Miles has been named “Best Frequent Flyer Programme” for six consecutive years by Business Traveller Asia-Pacific.

For more information, visit www.asiamiles.com.

For more information contact:

Investor relations:
Andrew Greenebaum/ Laura Foster
Addo Communications
T. 310-829-5400; E. andrewg@addocommunications.com; LauraF@addocommunications.com

Media relations:
Emily Donohue
Allison & Partners
T. 646-428-0622; E. emily@allisonpr.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

PayPal :
Jamie Patricio
T.408-967-6367; E jamiep@paypal.com